Exhibit 4.9
AMENDMENT NO. 4 TO THE
DELL COMPUTER CORPORATION
MASTER TRUST
     THIS AGREEMENT is made as of this 15th day of October, 2007 by and between DELL INC., a Texas corporation, (the “Company”), and JP MORGAN CHASE BANK, NA (the “Trustee”);
     WHEREAS, the Company and the Trustee previously executed THE DELL COMPUTER CORPORATION MASTER TRUST (the “Trust”) effective April 1, 1986; and
     WHEREAS, the Company and the Trustee desire to amend the Trust pursuant to the authority reserved in Section 17;
     NOW, THEREFORE, the Trust is hereby amended as follows, but all other sections of the Trust shall remain in full force and effect.
1. Effective October 15, 2007, Subsection 4(f)((iii) of the Trust is hereby amended, by adding the following language thereto, to immediately precede Subsection 4(f)(iii)(A), to be and read as follows:
The Administrator may, during any period in which the shares of Sponsor Stock held in the Dell Computer Corporation Stock Fund are determined by the Administrator possibly to be “restricted securities” subject to trading restrictions under Rule 144 promulgated under the Securities Act of 1933 (herein “Restricted Shares”), direct that any and all sales of shares of Sponsor Stock which constitute Restricted Shares be made pursuant to Subsection 4(f)(iii)(B).
2. Effective October 15, 2007, Subsection 4(f)((iii)(B) of the Trust is hereby amended, by adding the following language to the end thereof, to be and read as follows:
“(B) Acquisition, Holding and Sale of Company Stock.

If the Administrator determines that some or all of the shares of Sponsor Stock held in the Dell Computer Corporation Stock Fund constitute Restricted Shares, then the following provisions shall apply:
     (1) The Administrator shall deliver to the Trustee written direction establishing a procedure that will identify those shares of Sponsor Stock which are Restricted Shares. In particular, this procedure shall identify whether any portion of the shares of Sponsor Stock to be sold by the Dell Computer Corporation Stock Fund pursuant to a Participant’s investment direction are classified as Restricted Shares.

     (2) The Trustee shall sell any and all Restricted Shares which the Trustee is obligated to sell to satisfy a Participant’s investment direction to the Sponsor. The effective date of such sale shall be the trading day immediately following the date the Participant elects to sell a portion of his or her interest in the Dell Computer Corporation Stock Fund.
     (3) The purchase price for the Restricted Shares sold by the Trust to the Sponsor shall be greater of (i) the weighted average of the actual sales prices obtained by the Trust in connection with other sales of shares of Sponsor Stock sold on the NASDAQ exchange on the date the sale occurs, and (ii) the volume weighted average price for all shares of Dell’s common stock sold on the NASDAQ for such trading date. The Administrator has determined that the foregoing price shall be deemed to be not less than adequate consideration (within the meaning of Section 3(18) of ERISA) on the date the purchase occurs. The Sponsor shall indemnify the Trustee pursuant to Section 7(b) with respect to the foregoing determination.
     (4) Any actions by the Trustee pursuant to this Subsection 4(f)(iii)(B) shall be deemed not to be contrary to the terms of the Trust Agreement, as amended or applicable law and therefore subject to protection pursuant to Subsection 4(f)(ii) of the Trust Agreement.
     IN WITNESS WHEREOF, the Sponsor and the Trustee have caused this instrument to be executed and their respective corporate seals to be affixed and arrested by their respective corporate officers on the day and year first written above.

DELL INC.

By: Its:	/s/ Thomas H. Welch Vice President–Legal and Assistant Secretary
ATTEST:

/s/ Robert Potts Its: Benefits Counsel

JP MORGAN CHASE BANK, NA

By:	/s/ William Wasp

Its:	Vice President

ATTEST:

/s/ Amy L. Schneeberger

Its:

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